Exhibit 12
Belo Corp.
Computation of Ratios
(Dollars in thousands)

										Nine months ended
	Year Ended December 31,									September 30,
	2000		2001		2002		2003	2004		2004		2005
Earnings:
Earnings before income taxes and the cumulative effect of accounting changes	$266,834		$21,763		$213,454		$209,460	$215,801		$128,904		$141,575
Add: Total fixed charges	138,017		116,157		108,451		98,117	94,177		70,698		71,084
Less: Interest capitalized	2,398		489		573		500	163		160		83

Adjusted earnings	$402,453		$137,431		$321,332		$307,077	$309,815		$199,442		$212,576

Fixed Charges:
Interest	$135,151		$113,145		$105,359		$94,110	$90,327		$67,924		$68,131
Portion of rental expense representative of the interest factor (1)	2,866		3,012		3,092		4,007	3,850		2,774		2,953

Total fixed charges	$138,017		$116,157		$108,451		$98,117	$94,177		$70,698		$71,084

Ratio of Earnings to Fixed Charges	2.92	x	1.18	x	2.96	x	3.13 x	3.29	x	2.82	x	2.99	x

(1)	For purposes of calculating fixed charges, an interest factor of one third was applied to total rent expense for the period indicated.